Brian J. Gavsie, Esq.

Tel 954.768.8235

Fax 954.759.5535

gavsieb@gtlaw.com

September 2, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction 100 F Street, NE Washington, D.C. 20549 Attn: Ronald Alper

Re:	BH3 Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted on April 28, 2021

CIK No. 0001851612

Dear Mr. Alper:

On behalf of Crixus BH3 Acquisition Company (formerly known as BH3 Acquisition Corp.), a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the Company has filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (along with this response to the Comment Letter (as defined below)), a Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Gregory Freedman of the Company, dated May 25, 2021 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement confidentially submitted to the Commission on April 28, 2021 and the additional exhibits that the Company previously indicated would be filed by amendment. This letter provides a response to the Comment Letter.

For the Staff’s convenience, the comment contained in the Comment letter has been restated below in bold type and the response thereto appears immediately below such comment.

September 2, 2021

Draft Registration Statement on Form S-1 submitted on April 28, 2021

Capitalization, page 90

1.

We note that you present the public and private warrants as equity in your capitalization table. Also, we note your disclosure that the equity classification of the warrants represents a preliminary analysis and there is the potential for liability classification upon final accounting analysis. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response:

The Company advises the Staff that, since the date of the Company’s confidential submission of the Registration Statement, the Company has implemented new terms within it form of Warrant Agreement (the “Warrant Agreement”) governing the warrants to be issued in the private placement to its sponsor (the “Private Warrants”) and the warrants to be included in the units to be issued in its initial public offering (the “Public Warrants”, and together with the Private Warrants, the “Warrants”). The new terms of the Warrants are described on pages 163 to 171 of the Registration Statement and the new form of Warrant Agreement is included as Exhibit 4.4 thereto. In connection with the implementation of such new terms in the Warrant Agreement, the Company (i) reviewed the terms contained therein against the standards set forth in ASC 815-40 and (ii) considered the statement on the accounting of warrants issued by special purpose acquisition companies issued by John Coates, Acting Director, Division of Corporation Finance, and Paul Munter, Acting Chief Accountant (the “Statement”). The Company concluded a fact pattern consistent with “liability” accounting (“Liability Accounting”) treatment for the Private Warrants and Public Warrants.

Some of the more pronounced patterns that led to this conclusion were as follows:

(a)

Pursuant to Section 4.4 of the Warrant Agreement, (i) a tender offer accepted by 50.01% of the Class A common stock holders would allow all warrant holders to receive cash; and (ii) 50.01% of the shares of Class A common does not comprise a majority of the voting interests in the Company (and, is thus, not considered a “change of control”).

September 2, 2021

Under ASC 815-40-55-2 through 55-5 and more specifically, in this fact pattern, the “tender offer provision” would require the warrants to be classified as a liability, since only certain of the holders of the equity shares underlying the warrants would be entitled to cash, whereas all warrant holders would be able to receive cash.

(b)

Section 7.4.1 of the Warrant Agreement requires the Company (within a prescribed time period) to use its commercially reasonable efforts to have a registration statement covering the exercise of the warrant continuously in effect. If the Company fails to maintain an effective registration statement, the Warrants can be exercised on a “cashless basis”, but the calculated value doesn’t meet the “fixed-for-fixed condition” stated in ASC 815-40.

Further, ASC 815-40-15-7D qualifies that “An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for fixed” forward or option on equity shares.”

In light of the shift to Liability Accounting treatment for its Private Warrants and Public Warrants, the Company has conducted a “fair value” assessment on a pro forma basis of its Private Warrants and Public Warrants and is including the pro forma figures for the resulting change in fair market value and warrant liability in the Registration Statement.

If you have any questions related to this letter, please contact the undersigned at (954)768-8235.

Sincerely,

/s/ Brian J. Gavsie
Brian J. Gavsie

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